SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 2)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
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                       (Name of Subject Company (Issuer))

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
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                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    320737109
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                      (CUSIP Number of Class of Securities)

                               William F. Lischak
         Chief Operating Officer, Chief Financial Officer and Secretary
                             First Look Media, Inc.
                        8000 Sunset Boulevard, Suite B310
                          Los Angeles, California 90046
                                 (323) 337-1000
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 (Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                   Communications On Behalf Of Filing Persons)

                                 with a copy to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [ ]  going private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of a tender offer:[ ]

                  This Amendment serves to amend and supplement the Issuer's Schedule TO filed electronically on November 8, 2001 with the Securities and Exchange Commission, as amended by Amendment No. 1 filed on November 29, 2001 (as so amended, the "Schedule"), in connection with its offer exchange up to approximately 321,429 shares of the Issuer's common stock for all of its outstanding warrants that were issued in connection with its initial public offering in February 1995. The terms and conditions of the exchange offer are set forth in the Offering Memorandum, dated November 8, 2001, the Supplement to the Offering Memorandum, dated November 19, 2001, and in the related letter of transmittal. This Amendment is being filed to report the Company's issuance today of a press release, the text of which is attached hereto as an exhibit. Only those items of the Schedule that are amended and supplemented hereby are included herein.

Item 12. Exhibits

                  Item 12 of the Schedule is hereby amended and supplemented by adding the following information:

                  (a)(5)(i)         Press Release, dated December 19, 2001.




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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 19, 2001
                                     FIRST LOOK MEDIA, INC.


                                        /s/ William F. Lischak
                                     By:______________________________________
                                        William F. Lischak, Chief Operating
                                        Officer, Chief Financial Officer and
                                        Secretary

                                  EXHIBIT INDEX


Exhibit Number         Description
--------------         -----------

      (a)(5)(i)        Press Release, dated December 19, 2001.

                                                               Exhibit (a)(5)(i)

             FIRST LOOK MEDIA EXTENDS EXCHANGE OF COMMON SHARES FOR
                    OUTSTANDING WARRANTS TO JANUARY 9, 2002

New York, NY and Los Angeles, CA - December 19, 2001 - First Look Media, Inc. (OTCBB: FRST, FRSTW) (f/k/a Overseas Filmgroup, Inc. - OTCBB:OSFG), a multi-faceted media company, announced today that it has extended the expiration date of its previously announced warrant exchange for FRST common stock to 5:00 p.m. New York City time on January 9, 2002 from 5:00 p.m. New York City time on December 18, 2001. All other terms, provisions and conditions of the exchange offer remain in full force and effect.

In the exchange offer, the Company is offering FRSTW holders up to approximately 321,429 shares of FRST common stock in exchange for the 4.5 million outstanding warrants issued in conjunction with its initial public offering in February 1995. Pursuant to the offer, First Look will exchange .0714 of a share of its common stock for each of its outstanding warrants tendered and accepted by the Company for exchange.

Holders who elect not to participate in the exchange offer will retain the right to purchase one share of First Look common stock for $5.00, for each warrant held. These warrants expire on February 16, 2002.

Upon completion of the exchange offer, the Company intends to deregister the warrants pursuant to the Exchange Act and delist FRSTW warrants from trading on the OTC Bulletin Board.

First Look Media, Inc. is a multi-faceted media company specializing in worldwide independent film distribution, theatrical, video and DVD releases, commercial production and Internet content creation. www.firstlookmedia.com
                                                     ----------------------

This press release includes forward-looking statements that involve risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward looking statements, including, but not limited to, quarterly and annual fluctuations in results of operations, the unpredictability of audience acceptance of any particular motion pictures, the highly speculative and inherently risky and competitive nature of the motion picture industry, and other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2000. As the motion picture business and the Company's operations are subject to numerous uncertainties, including, among other things in addition to the forgoing factors, the financing requirements of various film projects, competition from companies within the motion picture industry and in other entertainment media (many of which have significantly greater financial and other resources than the Company), and the release schedule of competing films, no assurance can be given that the Company's acquisition, production, financing and distribution goals and strategies (including as described herein) will be achieved. Actual results may differ materially from management expectations expressed in any forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.


CONTACT:
Company                                   Investor Relations
William F. Lischak                        Robert Rinderman, Catherine DiTuri
COO and CFO                               Jaffoni & Collins
First Look Media, Inc.                    212/835-8500
310/855-1475                              FRST@jcir.com